Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 2 DATED MAY 29, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 1 dated May 14, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and

•	the origination of a first mortgage loan.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of May 28, 2015, we received and accepted subscriptions in our offering for 59.6 million shares, or $594.4 million, including 0.3 million shares, or 3.1 million, sold to NorthStar Realty Finance Corp. As of May 28, 2015, 106.1 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Origination of a First Mortgage Loan
On May 22, 2015, we, through a subsidiary of its operating partnership, originated an $18.0 million senior mortgage loan, or the senior loan, secured by an office complex located in San Diego, California, or the property. We funded the senior loan with proceeds from its ongoing initial public offering.

The property contains over 82,000 square feet and is 100% leased to four tenants with a weighted average remaining lease term of approximately 11 years. The property is in close proximity to downtown San Diego and situated in the heart of the City Heights Redevelopment Project Area, which has undergone significant economic development in recent years. The property offers convenient access to major freeways and public transportation. Pursuant to the loan agreement, the borrower is required to set aside approximately $1.0 million throughout the initial term of the loan into a reserve account controlled by us in order to fund potential capital improvements to the property. The borrower is a joint venture between an institutional fund manager with $4.7 billion in assets under management and a seasoned commercial real estate operator with extensive experience managing similar properties.

The senior loan bears interest at a floating rate of 4.5% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 4.75% per year. The senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan with one of our credit facilities in the future.

The initial term of the senior loan is 44 months, with one 12-month extension option available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 73%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.

As of May 29, 2015, our $604.1 million portfolio consists of ten senior mortgage loans with a combined principal amount of $540.7 million, one subordinate interest totaling $24.9 million and one portfolio of real estate private equity fund interests with a carrying value of $38.5 million.

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